PRESS RELEASE

Klondex Mines Schedules Third Quarter 2014 Conference Call for Thursday, November 13, 2014

Vancouver, BC – October 28, 2014 - Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) announces the schedule of its third quarter 2014 earnings conference call.

Date:	Thursday, November 13, 2014 at 10:00 am ET/7:00am PT

Presenters:	Paul Huet, President and CEO
Barry Dahl, Chief Financial Officer

Also present on the call will be Ritch Hall, Chairman; Blair Schultz, Executive Director, Brent Kristof, Chief Operating Officer and Mike Doolin, VP Business Development and Technical Services.

Dial in:	+1 800-319-4610 (North America, toll-free)
+1 416-915-3227 (Toronto and International)
+1 604-638-5340 (outside of Canada and USA).

Registration is required for the call. Please dial in at least ten minutes prior to the scheduled start time.

Results:	The Company's third quarter 2014 results press release will be issued after market close on Wednesday, November 12, 2014.

Replay:

A replay will be available until 11:59 pm on Saturday, November 22, 2014. The replay can be accessed by dialing: + 1 800-319-6413 (North America, toll-free) or +1-604-638-9010 (outside Canada and USA), and enter passcode: 3599#.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tpd milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted and has been in operations since 1998. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructure is in place at Fire Creek.

For More Information
Klondex Mines
Alison Dwoskin, Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Cautionary Language to Forward-Looking Statements
A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not bee n made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is proce ssed through the Midas mill.

A production decision at the Midas mine was made by previous operators of the mine prior to the completion of the acquisition of the Midas project by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the production decision made by the previous operator were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with National Instrument 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com